                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                             Tarrant Apparel Group
                      -----------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.00 per share
                 --------------------------------------------
                        (Title of Class of Securities)

                                  876289 109
                              ------------------
                                (CUSIP Number)

                               October 22, 1998
                        -------------------------------
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP Number 876289 109                 13G

------------------------------------------------------------------------------

1.   Names of Reporting Persons or I.R.S.     Limited Direct Associates, L.P.
     Identification Nos. of Above Persons     I.D. No. 31-1251727

------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                         (a) [_]

                                                         (b) [X]
------------------------------------------------------------------------------

3.   S.E.C. Use Only

------------------------------------------------------------------------------

4.   Citizenship or Place of Organization          Delaware

------------------------------------------------------------------------------

     Number of       5.    Sole Voting Power
                                                                     0
      Shares       -----------------------------------------------------------

   Beneficially      6.    Shared Voting Power
                                                             1,000,000
     Owned by
                   -----------------------------------------------------------
       Each
                     7.    Sole Dispositive Power
    Reporting                                                        0
                   -----------------------------------------------------------
      Person
                     8.    Shared Dispositive Power
       With                                                  1,000,000

------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by
     Each Reporting Person                                   1,000,000

------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares
                                                                   [ ]
------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9)
                                                                  7.3%

------------------------------------------------------------------------------

12.  Type of Reporting Person
                                                                    PN

------------------------------------------------------------------------------

  CUSIP Number 876289 109                 13G

------------------------------------------------------------------------------

1.   Names of Reporting Persons or I.R.S.     Limited Direct, Inc.
     Identification Nos. of Above Persons     I.D. No. 51-0301511

------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                         (a) [_]

                                                         (b) [X]
------------------------------------------------------------------------------

3.   S.E.C. Use Only

------------------------------------------------------------------------------

4.   Citizenship or Place of Organization          Delaware

------------------------------------------------------------------------------

     Number of       5.    Sole Voting Power
                                                                     0
      Shares       -----------------------------------------------------------

   Beneficially      6.    Shared Voting Power
                                                             1,000,000
     Owned by
                   -----------------------------------------------------------
       Each
                     7.    Sole Dispositive Power
    Reporting                                                        0
                   -----------------------------------------------------------
      Person
                     8.    Shared Dispositive Power
       With                                                  1,000,000

------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by
     Each Reporting Person                                   1,000,000

------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares
                                                                   [ ]
------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9)
                                                                  7.3%

------------------------------------------------------------------------------

12.  Type of Reporting Person
                                                                    CO

------------------------------------------------------------------------------

  CUSIP Number 876289 109                 13G

------------------------------------------------------------------------------

1.   Names of Reporting Persons or I.R.S.     The Limited, Inc.
     Identification Nos. of Above Persons     I.D. No. 31-1029810

------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                         (a) [_]

                                                         (b) [X]
------------------------------------------------------------------------------

3.   S.E.C. Use Only

------------------------------------------------------------------------------

4.   Citizenship or Place of Organization          Delaware

------------------------------------------------------------------------------

     Number of       5.    Sole Voting Power
                                                                     0
      Shares       -----------------------------------------------------------

   Beneficially      6.    Shared Voting Power
                                                             1,000,000
     Owned by
                   -----------------------------------------------------------
       Each
                     7.    Sole Dispositive Power
    Reporting                                                        0
                   -----------------------------------------------------------
      Person
                     8.    Shared Dispositive Power
       With                                                  1,000,000

------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by
     Each Reporting Person*                                  1,000,000

------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares
                                                                   [ ]
------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9)
                                                                  7.3%

------------------------------------------------------------------------------

12.  Type of Reporting Person
                                                                    CO

------------------------------------------------------------------------------


----------------

       * Limited Direct, Inc. is the sole general partner of Limited Direct Associates, L.P. ("LDA") and The Limited, Inc. is the owner of 100% of the outstanding capital stock of Limited Direct, Inc. Accordingly, The Limited, Inc. may be deemed to share investment and voting power with respect to the shares of common stock, par value $0.00, of Tarrant Apparel Group (the "Issuer") beneficially owned by LDA and Limited Direct, Inc. The Limited, Inc. disclaims beneficial ownership of all such shares.

CUSIP Number 876289 109              13G


                       CONTINUATION PAGES TO SCHEDULE 13G
                                    FILED BY
                        LIMITED DIRECT ASSOCIATES, L.P.
                              LIMITED DIRECT, INC.
                               THE LIMITED, INC.
                           (the "Reporting Persons")


     This Schedule 13G amends the Schedule 13D previously filed by the Reporting Persons with respect to shares of the Issuer.

Item 1(a)       Name of Issuer:

                Tarrant Apparel Group

Item 1(b)       Address of Issuer's Principal Executive Offices:

                3151 East Washington Blvd.
                Los Angeles, CA  90023

Item 2(a)       Name of Persons Filing:

                Limited Direct Associates, L.P.
                Limited Direct, Inc.
                The Limited, Inc.

Item 2(b)       Address of Principal Business Office:

                Limited Direct Associates, L.P
                Three Limited Parkway
                Columbus, OH  43216

                Limited Direct, Inc.
                Three Limited Parkway
                Columbus, OH  43216

                The Limited, Inc.
                Three Limited Parkway
                Columbus, OH  43216

Item 2(c)       Citizenship:

CUSIP Number 876289 109               13G



                Limited Direct Associates, L.P. ("LDA"), a Delaware limited partnership

                Limited Direct, Inc., a Delaware corporation and general partner of LDA

                The Limited, Inc., a Delaware corporation and ultimate parent of LDA

Item 2(d)       Title of Class of Securities:

                Common Stock

Item 2(e)       CUSIP Number:

                876289 109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

  (a)  [ ]   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

  (b)  [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

  (d)  [ ]   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

  (e)  [ ]   An investment adviser in accordance with (S) 240.13d-1(b)(1)(ii)(E);

  (f)  [ ]   An employee benefit plan or endowment fund in accordance with (S) 240.13d-1(b)(1)(ii)(F);

  (g)  [ ]   A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G);

  (h)  [ ]   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i)  [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
               Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP Number 876289 109            13G


  (j)  [ ]   Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J).

                If this statement is filed pursuant (S) 240.13d-1(c), check this box [X].

Item 4.         Ownership

                (a)  Amount Beneficially Owned

                     Reference is made to Row 9 of each cover page.

                (b)  Percent of Class:

                     Reference is made to Row 11 of each cover page.

                (c)  Number of shares as to which such person has:

                     (i) sole power to vote or to direct the vote: Reference is made to Row 5 of each cover page.

                     (ii) shared power to vote or to direct the vote: Reference is made to Row 6 of each cover page.

                     (iii) sole power to dispose or to direct the disposition
                           of: Reference is made to Row 7 of each cover page.

                     (iv) shared power to dispose or to direct the disposition of: Reference is made to Row 8 of each cover page.

Item 5.         Ownership of Five Percent or Less of a Class.

                Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

CUSIP Number 876289 109               13G


Item 8.         Identification and Classification of Members of the Group.

                Not applicable.

Item 9.         Notice of Dissolution of Group.

                Not applicable.

Item 10.        Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP Number 876289 109                 13G


SIGNATURE.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 28, 1998


                                    LIMITED DIRECT ASSOCIATES, L.P.
                                    By:  LIMITED DIRECT, INC., its
                                         general partner


                                    By       /s/ Samuel P. Fried
                                       ----------------------------------------
                                    Name:     Samuel P. Fried
                                    Title:    Vice President



                                    LIMITED DIRECT, INC.


                                    By        /s/ Samuel P. Fried
                                      ----------------------------------------
                                    Name:     Samuel P. Fried
                                    Title:    Vice President



                                    THE LIMITED, INC.

                                    By        /s/ Samuel P. Fried
                                      -----------------------------------------
                                    Name:     Samuel P. Fried
                                    Title:    Vice President